As filed with the Securities and Exchange Commission on May 22, 2012	Registration No. 333 -

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

TELEFÓNICA, S.A.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

The Kingdom of Spain
(Jurisdiction of incorporation or organization of issuer)

CITIBANK, N.A.
(Exact name of depositary as specified in its charter)

399 Park Avenue
New York, New York  10043
(877) 248 - 4237
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

CT Corporation System
111 Eighth Avenue (13th floor)
New York, New York  10011
(212) 894-8940
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael J. Willisch, Esq. Davis Polk & Wardwell LLP Paseo de la Castellana, 41 Madrid, Spain 28046	Herman H. Raspé, Esq. Patterson Belknap Webb & Tyler LLP 1133 Avenue of the Americas New York, New York 10036

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box : ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (“ADSs”) , each ADS representing the right to receive one (1) share of capital stock of Telefónica, S.A.	300,000,000 ADSs	$5.00	$15,000,000.00	$1,719.00

*	Each unit represents 100 American Depositary Shares.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

This Registration Statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

ii

PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of Depositary and address of its principal executive office		Face of Receipt - Introductory Article.

2.	Title of Receipts and identity of deposited securities		Face of Receipt - Top Center.

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share ("ADSs")	Face of Receipt - Introductory Paragraph.

	(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt - Paragraphs (12), (13) and (21).

	(iii)	The collection and distribution of dividends	Face of Receipt - Paragraph (4); Reverse of Receipt - Paragraphs (11) and (12).

	(iv)	The transmission of notices, reports and proxy soliciting material	Reverse of Receipt - Paragraphs (10), (13) and (15).

	(v)	The sale or exercise of rights	Face of Receipt – Paragraph (4); Reverse of Receipt – Paragraphs (11) and (12).

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Reverse of Receipt - Paragraphs (11), (12) and (14).

	(vii)	Amendment, extension or termination of the deposit agreement	Reverse of Receipt - Paragraphs (19) and (20) (no provision for extensions).

	(viii)	Rights of holders of Receipts to inspect the transfer books of the Depositary and the list of holders of ADSs	Face of Receipt - Paragraph (15).

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Face of Receipt – Paragraphs (2), (4), (5), (6) and (8).

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

	(x)	Limitation upon the liability of the Depositary	Reverse of Receipt - Paragraphs (17)

3.	Fees and charges which may be imposed directly or indirectly on holders of ADSs		Face of Receipt - Paragraph (7).

Item 2. AVAILABLE INFORMATION			Face of Receipt - Paragraph (10).

The Company is subject to the periodic reporting requirements of the United States Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with, and submits certain reports to, the United States Securities and Exchange Commission (the “Commission”).  These reports can be retrieved from the Commission’s internet website (www.sec.gov), and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt included as Exhibit (a)(i) to this Registration Statement on Form F-6 and is incorporated herein by reference.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)	(i) Form of receipt. ___ Filed herewith as Exhibit (a)(i).

(ii)  Amendment No. 3 to Deposit Agreement, dated as of March 9, 2007, by and among Telefónica, S.A., (the “Company”), Citibank, N.A., as depositary (the “Depositary”), and all Holders of American Depositary Receipts (“ADRs”) issued thereunder.  — Filed herewith as Exhibit (a)(ii).

(iii)  Amendment No. 2 to Deposit Agreement, dated as of June 23, 2000, by and among the Company, the Depositary and all Holders of ADRs issued thereunder.  — Filed herewith as Exhibit (a)(iii).

(iv)  Amendment No. 1 to Deposit Agreement, dated as of December 3, 1999, by and among the Depositary and all Holders of ADRs issued thereunder. — Filed herewith as Exhibit (a)(iv).

(v)  Deposit Agreement, dated as of November 13, 1996, by and among the Company, the Depositary and all Holders of ADRs issued thereunder. — Filed herewith as Exhibit (a)(v).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  —\ None.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)	Opinion of Patterson Belknap Webb & Tyler LLP, counsel for the Depositary, as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certificate under Rule 466. — Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. — Set forth on the signature pages hereto.

Item 4.  UNDERTAKINGS

(a)
The Depositary undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an ADS thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Citibank, N.A., acting solely on behalf of the legal entity created by the Deposit Agreement, dated as of November 13, 1996, as amended by Amendment No. 1, dated as of December 3, 1999, as further amended by Amendment No. 2, dated as of June 23, 2000, as further amended by Amendment No. 3, dated as of March 9, 2007 (as so amended, the “Deposit Agreement”), by and among Telefónica, S.A., Citibank, N.A., as depositary, and all holders from time to time of American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 22nd day of May, 2012.

Legal entity created by the Deposit Agreement, under which the American Depositary Shares registered hereunder are to be issued, each American Depositary Share representing the right to receive one Share of Capital Stock of Telefónica, S.A.

CITIBANK, N.A., solely in its capacity as Depositary

By:	/s/ Richard Etienne
	Name:	Richard Etienne
	Title:	Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Telefónica, S.A. certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Madrid, Spain, on May 22, 2012.

TELEFÓNICA, S.A.

By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer

POWERS OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Ángel Vilá Boix, Miguel Escrig Meliá and Eduardo José Álvarez Gomez to act as his/her true and lawful attorney-in-fact and agent, with full power of substitution, for him/her and in his/her name, place and stead, in any and all such capacities, to sign any and all amendments, including post-effective amendments, and supplements to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as s/he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form F-6 has been signed by the following persons in the following capacities on May 22, 2012.

Signature	Title

/s/ César Alierta Izuel	Chairman of the Board of Directors and Chief Executive Officer
César Alierta Izuel

/s/ Miguel Escrig Meliá	Chief Financial Officer
Miguel Escrig Meliá

/s/ Juan Francisco Gallego Arrechea	Chief Accounting Officer
Juan Francisco Gallego Arrechea

/s/ Isidro Fainé Casas	Vice Chairman of the Board of Directors
Isidro Fainé Casas

/s/ José María Abril Pérez	Vice Chairman of the Board of Directors
José María Abril Pérez

/s/ Julio Linares López	Director and Chief Operating Officer
Julio Linares López

/s/ Ignacio Moreno Martínez	Director
Ignacio Moreno Martínez

/s/ José Fernando de Almansa Moreno-Barreda	Director
José Fernando de Almansa Moreno-Barreda

/s/ José María Álvarez-Pallete López	Director
José María Álvarez-Pallete López

/s/ David Arculus	Director
David Arculus

/s/ Eva Castillo Sanz	Director
Eva Castillo Sanz

/s/ Carlos Colomer Casellas	Director
Carlos Colomer Casellas

/s/ Peter Erskine	Director
Peter Erskine

/s/ Alfonso Ferrari Herrero	Director
Alfonso Ferrari Herrero

/s/ Luiz Fernando Furlán	Director
Luiz Fernando Furlán

/s/ Gonzalo Hinojosa Fernández de Angulo	Director
Gonzalo Hinojosa Fernández de Angulo

/s/ Pablo Isla Álvarez de Tejera	Director
Pablo Isla Álvarez de Tejera

/s/ Antonio Massanell Lavilla	Director
Antonio Massanell Lavilla

/s/ Francisco Javier de Paz Mancho	Director
Francisco Javier de Paz Mancho

Director
Chang Xiaobing

/s/ Donald J. Puglisi	Authorized Representative of Telefónica, S.A. in the United States
Donald J. Puglisi

Index to Exhibits

Exhibit	Document	Sequentially Numbered Page

(a)(i)	Form of Receipt
(a)(ii)	Amendment No. 3 to Deposit Agreement
(a)(iii)	Amendment No. 2 to Deposit Agreement
(a)(iv)	Amendment No. 1 to Deposit Agreement
(a)(v)	Deposit Agreement
(d)	Opinion of counsel to the Depositary
(e)	Certificate under Rule 466